Exhibit 1

UK: Total starts-up production of the Edradour & Glenlivet fields in the West of Shetland

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Agathe BRUANDET

Tel.: +33 (0) 1 47 44 76 55

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Caroline PAPAZIAN

Tel.: + 33 (0) 1 41 35 31 46

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 251 766 872.50

Registered in Nanterre

RCS 542 051 180

total.com

@TotalPress

Paris, August 30, 2017 – Total has started-up production from the Edradour & Glenlivet gas and condensate fields, located in about 300 to 435 metres of water in the West of Shetland area, close to the Laggan-Tormore fields which came on stream in February 2016. The Edradour and Glenlivet development will bring additional production capacity of up to 56,000 barrels of oil equivalent a day (boe/d).

“The start-up of the Edradour & Glenlivet fields demonstrates Total’s ability to deliver projects, taking advantage of favourable market conditions and simplifying designs to optimise execution. We have completed this project ahead of schedule and 30% under the initial budget”, said Arnaud Breuillac, President Exploration & Production. “This development will contribute to our production growth in the North Sea.”

The Edradour and Glenlivet development consists of a 35 kilometre tie-back of three subsea wells to the existing Laggan-Tormore production system, which include the 143 kilometre pipeline and the onshore Shetland Gas Plant. Following treatment at the gas plant, the gas is exported to the UK mainland via the Shetland Island Regional Gas Export System (SIRGE) and FUKA pipeline, and will serve the UK domestic market. The condensates are exported via the Sullom Voe Terminal.

Total E&P UK operates Edradour & Glenlivet with a 60% interest alongside partners DONG E&P (UK) Limited (20%) and SSE E&P UK Limited (20%).

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom for more than 50 years and is one of the country’s leading oil and gas operators, with equity production of 158,000 boe/d in 2016. Total’s production in the United Kingdom comes from several operated fields located offshore in three major zones: the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin area in the Central North Sea and the new Laggan-Tormore hub in the West of Shetland area.

* * * *

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Agathe BRUANDET

Tel.: +33 (0) 1 47 44 76 55

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Caroline PAPAZIAN

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 31 46

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 251 766 872.50

Registered in Nanterre

RCS 542 051 180

total.com

@TotalPress

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in solar energy with SunPower and Total Solar. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

About DONG Energy

DONG Energy is one of the leading energy groups in Northern Europe, headquartered in Denmark. Around 6,700 ambitious employees are engaged in producing energy from offshore wind farms, bioenergy and thermal heat and power plants, oil and gas fields as well as providing energy solutions to residential and business customers. dongenergy.com

About SSE

SSE is an LSE listed company with total market capitalization of around £15 billion which is involved in producing, distributing and supplying electricity and gas and providing other energy-related services across the UK and Ireland. SSE has an active strategy of operating and investing in a balanced range of energy businesses across the UK and Ireland, and already owns gas production assets in that region. sse.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.